Exhibit 12.1

GILEAD SCIENCES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income before provision for income tax	$3,651,004	$3,913,548	$3,501,956	$2,672,698	$2,211,149
Interest expense	$205,418	$108,961	$69,662	$65,244	$63,181
Interest portion of operating lease expense	$18,215	$16,680	$14,920	$11,720	$11,520
Net loss attributable to non-controlling interest	$14,578	$11,508	$10,163	$8,564	$9,108

Total Earnings	$3,889,215	$4,050,697	$3,596,701	$2,758,226	$2,294,958

Fixed Charges:
Interest expense	$205,418	$108,961	$69,662	$65,244	$63,181
Capitalized interest	$2,971	$1,473	$775	$120	$366
Interest portion of operating lease expense	$18,215	$16,680	$14,920	$11,720	$11,520

Total Fixed Charges	$226,604	$127,114	$85,357	$77,084	$75,067

Ratio of earnings to fixed charges	17.2	31.9	42.1	35.8	30.6